UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

 (Amendment No. 3)*

Dr. Tattoff, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26139J107

(CUSIP Number)

March 10, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[x]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26139J107

13G

1.

NAME OF REPORTING PERSONS

The Andrew M. Heller 2009 GRAT

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

2,726,690

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

2,726,690

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,726,690

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.33%

12.

TYPE OF REPORTING PERSON

OO

CUSIP NO. 26139J107

13G

1.

NAME OF REPORTING PERSONS

Andrew M. Heller

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

3,126,690

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

3,126,690

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,126,690

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.89%

12.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 26139J107

13G

1.

NAME OF REPORTING PERSONS

Brett W. Dixon

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

2,726,690

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

2,726,690

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,726,690

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.33%

12.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 26139J107

13G

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of The Andrew M. Heller 2009 GRAT, Andrew M. Heller and Brett W. Dixon (collectively, the “Reporting Persons”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dr. Tattoff, Inc., a corporation formed under the laws of Florida (the “Issuer”).

Item 1.

(a)

Name of Issuer:

Dr. Tattoff, Inc.

(b)

Address of Issuer’s principal executive offices:

8500 Wilshire Blvd., Suite 105

Beverly Hills, CA 90211

Item 2.

(a)

Names of persons filing:

See Cover Pages Item 1.

(b)

Address or principal business office or, if none, residence:

29 Bancroft Mills Road, 2nd Floor

Wilmington, DE 19806

c/o The Andrew M. Heller 2009 GRAT

29 Bancroft Mills Road, 2nd Floor

Wilmington, DE 19806

c/o Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, CT 06901

(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d)

Title of class of securities:

Common Stock, par value $0.01 per share.

(e)

CUSIP No.:  26139J107

Item 3.

If this is a statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[    ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

[    ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[    ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[    ]

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)

[    ]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO. 26139J107

13G

(f)

[    ]

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

[    ]

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

[    ]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[    ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[    ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4

Ownership.

See Cover Pages Items 5-11.

The securities reported in this Schedule 13G/A are held directly by The Andrew M. Heller 2009 GRAT (the “GRAT”) and Andrew M. Heller.  Brett W. Dixon is the Trust Protector of the GRAT, and in such capacity  may be deemed to have beneficial ownership of the Common Stock of which the GRAT has beneficial ownership.  Andrew M. Heller may be deemed to have beneficial ownership of the shares of Common Stock of which the GRAT has beneficial ownership.

Securities beneficially owned by the GRAT consist of 1,653,690 shares of Common Stock, warrants exercisable for 765,307 shares of Common Stock, and secured senior subordinated convertible promissory notes convertible into 307,693 shares of Common Stock.

Securities that may be deemed to be beneficially owned by Andrew Heller consist of 1,653,690 shares of Common Stock, warrants exercisable for 1,165,307 shares of Common Stock, and secured senior subordinated convertible promissory notes convertible into 307,693 shares of Common Stock.

Securities that may be deemed to be beneficially owned by Brett Dixon consist of 1,653,690 shares of Common Stock, warrants exercisable for 765,307 shares of Common Stock, and secured senior subordinated convertible promissory notes convertible into 307,693 shares of Common Stock.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons as of June 29, 2015 are based upon 21,044,950 shares of Common Stock outstanding as of May 1, 2015 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 20, 2015 plus (A) in the case of the GRAT and Mr. Dixon, the 1,073,000 shares underlying the warrants and secured senior subordinated convertible promissory notes beneficially owned by the GRAT, and (B) in the case of Mr. Heller, the 1,073,000 shares underlying the warrants and secured senior subordinated convertible promissory notes beneficially owned by the GRAT, and the 400,000 shares underlying the warrants directly beneficially owned by Mr. Heller.

On January 6, 2015, Mr. Heller and Mr. Dixon, acting upon information previously received from the Company, each reported ownership of 1,000,000 shares of Common Stock understood by them to have been issued to a limited liability company controlled by each of Mr. Heller and Mr. Dixon. In fact, certain of such shares were issued but were subsequently redeemed by the Company with an effective date prior to January 6, 2015, and certain of such shares were not issued.  As a result of the above, the number of shares and the ownership percentage reported by Mr. Heller on January 6, 2015 were 4,311,305 and 17.23%, respectively, but should have been 3,311,306 and 15.73%, respectively, and the number of shares and the ownership percentage reported by Mr. Dixon on January 6, 2015 were 3,911,305 and 15.89%, respectively, but should have been 2,911,306 and 14.10%, respectively.  The approximate percentages of Common Stock

CUSIP NO. 26139J107

13G

reported as beneficially owned by the Reporting Persons as of January 5, 2015 are based upon 19,268,730  shares of Common Stock outstanding as of December 31, 2014 as reported in the Company’s Form 10-K filed with the Securities and Exchange Commission on April 15, 2015.

CUSIP NO. 26139J107

13G

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6

Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8

Identification and Classification of Members of the Group.

Not applicable.

Item 9

Notice of Dissolution of Group.

Not applicable.

Item 10

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

June 29, 2015

THE ANDREW M. HELLER 2009 GRAT

By: Commonwealth Trust Company, Trustee,

Solely in its capacity as Trustee and not in its individual capacity

By:/s/Matthew L. Rosin

Name: Matthew L. Rosin

Title: Vice President of Legal Affairs

By: /s/ Brett W. Dixon

Name: Brett W. Dixon

By: /s/ Andrew M. Heller

Name: Andrew M. Heller

CUSIP NO. 26139J107

13G

Exhibits

Exhibit A

Agreement of Reporting Persons

CUSIP NO. 26139J107

13G

EXHIBIT A

Agreement of Reporting Persons

The Andrew M. Heller 2009 GRAT, Brett W. Dixon and Andrew M. Heller hereby agree to file jointly the Amendment No. 3 to the statement on Schedule 13G to which this Agreement is attached and any further amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  June 29, 2015

THE ANDREW M. HELLER 2009 GRAT

By: Commonwealth Trust Company, Trustee,

Solely in its capacity as Trustee and not in its individual capacity

By:/s/Matthew L. Rosin

Name: Matthew L. Rosin

Title: Vice President of Legal Affairs

By: /s/ Brett W. Dixon

Name: Brett W. Dixon

By: /s/ Andrew M. Heller

Name: Andrew M. Heller